FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                              No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Payment of cash dividends—Amendment

Bueno Aires, May 2, 2018

Payment of cash dividends

Shareholders of BBVA Banco Francés S.A are hereby notified that, in accordance with a resolution of the Ordinary and Special Shareholders’ Meeting held on April 10, 2018 and Board of Directors meeting held today, cash dividends will be paid as from May 9, 2018 for an amount of AR$ 970,000,000, equivalent to 158.326082% of the capital stock or AR$ 1.58326082 per share for the fiscal year ended December 31, 2017

Moreover, we inform that non-resident shareholders may collect cash dividends in U.S. Dollars through a transfer to a foreign account which shall be expressly specified.

Shareholders and/or trustees shall send a written notice with all relevant information to BBVA Banco Francés, to be delivered by 1:00 PM on May 8, 2018.

BBVA BANCO FRANCES S.A. –

OPERACIONES FINANCERAS,

(Financial Transactions)

Avda Córdoba 111 26° floor,

C1054AAA, Buenos Aires, ARGENTINA

Att. Mr. MANUEL MANSILLA,

Indicating beneficiary, customer name and depositor at Caja de Valores S.A. &/or identification in the Shareholders’ Registry held by the Registrar; Caja de Valores S.A., foreign bank to which wire transfers    should be made, account number, reference, and any other clarification required for a correct crediting of net dividends.

Dividends shall be paid through the Caja de Valores S.A in its address held on 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, Monday through Friday from 13 a 15 hours.

Sincerely yours.

BBVA Banco Francés S.A., Av. Córdoba 111 – Piso 31 (C1054AAA)  Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N. 17995, L.70, T.SA  (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 2, 2018	By:	/s/ Ernesto Gallardo
	Name:	Ernesto Gallardo
	Title:	Chief Financial Officer